SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 7st of October, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date: October 7, 2003

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

                           For immediate release

Twin Mining Begins Drilling Program on its Abitibi Gold Play

Toronto, Ontario, (October 7, 2003) – Twin Mining Corporation (TWG-TSX) is pleased to announce that the first drill hole on its newly acquired Abitibi gold properties has been collared and expects that three drills will be turning to produce the planned 6,000 metres of BQ core (36.5mm diameter) before year end.

“We are very excited about this drilling program as part of our overall strategy to increase Twin Mining’s gold base. By doing so, we hope to substantially build the value of our gold division,” said Hermann Derbuch, Chairman, President and CEO of Twin Mining Corporation. “We believe this complements the diamond exploration part of our strategy, about which we are very enthusiastic given the recent results from our Jackson Inlet diamond project.”

Forage Benoit Drilling Ltd., which has been awarded the contract, collared this first hole on the Paquin-East zone on the 294 hectare Normar claim (one of the six Abitibi gold properties, see location map attached to press release September 11, 2003) with a target depth of 400m. Previous drilling in 1979 on the Paquin East zone demonstrated increasing gold grade and zone width. Twin Mining’s first two holes will determine the upside resource potential 100 meters below intersections of 12.0 gram of gold per tonne (“g/t”) and 12.9 g/t (uncut) over a true width of 1.5 meters. In addition, the Normar drilling will test the nearby Decoeur deposit at depth and several structures near the Cadillac shear, favourable for gold mineralization. These latter targets are reflected by soil geochemical and geophysical anomalies.

A second drill will be mobilized to test a promising geophysical anomaly on the 667 hectare Mouskor property and known gold zones on the 732 hectare contiguous Malartic properties “H” and “H”Annex. A third drill will be added, as additional drill targets become available.

Twin Mining’s Normar property is 2.5km west of Agnico-Eagle’s Norgold property and 26km west of the Lapa gold deposit where Agnico-Eagle has recently outlined an inferred mineral resource of 3.3 million tons at a gold grade of 0.25 oz/ton containing 816,000 ounces of gold (cut to 1.5 oz/t). The Lapa deposit has been traced over a vertical distance of 2,000 ft and a horizontal distance of 1,600 feet (see Agnico-Eagle News Release, April 24, 2003).

Shallow drilling at the Malartic “H” Property yielded 7.7 g/t to 19.5 g/t over widths between 1.0 to 5.1m. Twin Mining will test these zones at depth in addition to the “K” shear where it passes through a felsic intrusive on the Malartic “H” Annex.  The “K” shear hosts a series of gold deposits, including the Siscoe Mine (3,280,000 tons at 0.27 oz/t Au produced), the Western Quebec Gold Mines and the Sullivan Consolidated Mine (5,085,518 tons at 0.233 oz/t Au produced). On the “H”Annex claims, the “K” shear has never been tested where it cuts the felsic body along strike from where gold is reported in documentation on the property.

Mr. Dallas Davis, P.Eng., Consultant – Diamonds and Gold, is Twin Mining’s Qualified Person for its “gold exploration program as defined by National Instrument 43-101”

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO

                                                     Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                     E-mail: info@twinmining.com